

Alan Jacobson

I am excited to be the Lead Investor for this transformative project. Along with a financial commitment I am also pledging at least 100 hours as a volunteer to help get additional (non-dilutive) funding through grants and sponsorships through connections I've maintained since working as a human service executive in the region. Everything presented about the need for a center like this there and the potential for success truly resonated. Over time I've learned that the primary predictor of success in my crowdfunding portfolio is the person or people who are leading the project, so I took the opportunity to get to know Lanre. His knowledge, energy, commitment, and thoughtfulness are impressive. His passion to help people is contagious, so it's not surprising that he's also got terrific connections, including the talented group of Advisors listed here, and also people in high places who control potential funding or can bring great visibility to the project. There is a unique opportunity here to really create positive change for children and families; In fact, it could turn out to be the best of both worlds - you'll feel good about the returns on your investment because they mean that kids got the opportunities they deserve.

Invested $2,000 this round